08003144

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC Mail Processing Section
MAY 30 2008
Washington, DC
101

Your reference File No. 82-5089
Our reference SWM / BC
Date May 29, 2008

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law" dated May 28, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettler
Corporate Legal Adviser

PROCESSED
JUN 12 2008
THOMSON REUTERS

Enclosure

46674-05

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, May 28, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per May 20, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on May 26, 2008. According to this notification, Credit Suisse along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase positions on registered Zurich shares include:
   - 1,236,723 registered shares (0.85%)
   - 884,210 long call options (equals 1,190,120 voting rights respectively 0.82%)
   - 1,875,938 short put options (equals 2,036,775 voting rights respectively 1.40%)

   Together this equals a purchase position of 3.07% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,293,225 long put options (equals 2,582,736 voting rights respectively 1.77%)
   - 53,443,740 short call options (equals 1,607,804 voting rights respectively 1.10%)

   Together this equals a sale position of 2.88% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge. They will be sent to any interested party within two stock exchange days.

3. Identity of the individual group members:

   Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, indirectly through its subsidiaries:
   - Neue Aargauer Bank, Bahnhofstrasse 49, 5000 Aarau, Switzerland,
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries
     - Credit Suisse International, One Cabot Square, London, E14 4QJ, England,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, England, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, England, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, England).

4. Nature of agreement: Group of companies.

5. Proxy for Group members: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54.

Furthermore, Credit Suisse notified Zurich on May 26, 2008 that Credit Suisse along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich again with purchase positions on May 21, 2008.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific,

Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

END